October 8, 2020
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Karina Dorin
Staff Attorney

	RE:	ParcelPal Technology Inc.
Registration Statement on Form 20-F/A
Filed August 4, 2020, amended September 14, 2020
File No. 0-56191

Dear Ms. Dorin:

Set forth below are the responses of ParcelPal Technology Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 24, 2020, with respect to the Company’s registration statement on Form 20-F/A filed with the Commission on September 14, 2020 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (the “Amendment No. 2”).  For your convenience and ease of further review, we have also provided by email a marked copy of Amendment No. 2 to show all changes made to the Registration Statement, Amendment No. 1.

For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 2, unless otherwise indicated.

190 alexander street, suite 305, vancouver, BC, CANADA V6A 2S5

Business Overview, Our Services page 17

1.
We note you have removed references to the delivery of liquor in response to prior comment 4. However, we also note that the ParcelPal application reflects that you provide delivery of alcohol and your management discussion and analysis for the six months ended June 30, 2020 available on SEDAR states that you generate revenue from liquor orders on your ParcelPal application. Please explain such references and, if applicable, disclose the material effects of government regulations on your alcohol related delivery services, identifying in each case the regulatory body and applicable material regulations.

Response to Comment No. 1

We removed the reference to liquor delivery specifically in Amendment No. 1 to the Form 20-F since it is not a material portion of our business.  We have, however, in response to the Staff’s comment No. 1, inserted the following disclosure relating to the applicable alcohol delivery constructs in the Canadian provinces of British Columbia and Alberta, which are the only two provinces where we potentially execute liquor deliveries pursuant to contractual arrangements with our customers in those provinces:

“From time to time, through various contractual arrangements with certain of our customers in the Canadian provinces of British Columbia and Alberta, we may be asked to deliver alcohol products.  In this regard, each province sets forth rules relating to the delivery of alcohol, including during the COVID-19 pandemic, which can be summarized as follows:

(i)
As a result of the COVID-19 pandemic, the Alberta Gaming, Liquor and Cannabis Agency, which is responsible for the approval and implementation of alcohol regulations in Alberta, has deemed selected liquor-related businesses to be “essential services”, thus allowing them to remain open to the public provided they have the proper risk mitigation measures in place. These businesses include restaurants and other food preparation facilities, including liquor retail outlets, manufacturers and producers, as well as warehousers, and distributors. A number of restrictions apply to the regulations, as amended as a result of the COVID-19 pandemic, including that (i) liquor cannot be delivered by drive-thru, (ii) mixed drinks cannot be provided (liquor must be delivered in a sealed, commercial container as supplied by the liquor supplier or agency), and (iii) for draught beer, the cap design for the container must demonstrate the container has not been opened during transportation. We fully comply with the applicable rules and regulations relating to the delivery of alcoholic beverages in Alberta.

(ii)
The British Columbia (BC) Government, through its Liquor Control and Licensing Branch, via a series of policy directives (including Policy Direction No. 19 – 03), which govern the delivery of liquor, either by retail stores or by manufactures, both by traditional brick and mortar store locations and from retail customers online, allow for delivery of liquor to customers. Following the COVID-19 pandemic, the BC Government has also deemed certain liquor-related businesses in BC to be “essential services”, thus allowing them to remain open. In particular, as to liquor deliveries, food primary and liquor primary licensees are allowed to sell and deliver packaged liquor for off-site consumption to patrons with the purchase of a meal. The following related policies also apply to, among others, (i) restaurants are allowed to use unemployed servers to deliver liquor products, and (ii) delivery services are allowed to purchase liquor on behalf of a customer from a liquor store or from any licensee authorized to sell in unopened containers, and deliver and sell that liquor to a customer, provided the delivery does not take place between 11:30 p.m. and 7:00 a.m., and are not sold or delivered to a minor.  Under directive 19-03, the licensee (liquor business) is accountable for any contravention that takes place while liquor is delivered from their store. We fully comply with the applicable rules and regulations relating to the delivery of alcoholic beverages in BC.

190 alexander street, suite 305, vancouver, BC, CANADA V6A 2S5
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Item 5. Operating and Financial Review and Prospects, Operating Results, page 19

2.
We understand from your response to prior comment three that for some transactions you engage a third party to collect the full transaction amount from the parties who purchase the goods that you deliver, and that such amounts net of your fees are then remitted to merchants providing the goods. We also understand from your response to prior comments 12 and 13 that your measures of sales and cost of sales reflect only delivery fees and not the value of any goods that are being delivered. If this is correct, please expand your disclosure under Revenue from Contracts with Customers on page F-10 to clarify that while you have engaged a third party to receive payments for transaction amounts that include both the value of goods and delivery fees, you serve as an agent in all of these transactions, and for this reason the sales that you report reflect only your delivery fees. If there are any instances where this is not the case, provide us with details of these arrangements and address the guidance in paragraphs B34 through B38 of IFRS 15.

Response to Comment No. 2

That is correct, we serve as an agent in these transactions, and for this reason the sales that we report reflect only our delivery fees. To this end, in response to the Staff’s comment No. 2, we have updated the disclosure to state that on what is now page F-14 of Amendment No. 2.

3.
We note your response to prior comment six indicates that gross profit percentages decreased due to increased staff and fuel costs. Please further expand your disclosures within Operating and Financial Review and Prospects to address the cost of sales and gross profit measures being reported in your Statements of Loss and Comprehensive Loss for each period to comply with Instruction 2 to Item 5 of Form 20-F. Please clarify how the increase in costs relative to the increase in sales, have caused margins to decline from 24% in 2018, to 17% in 2019, and to 10% for the six months ended June 30, 2020. For example, indicate the extent to which newer employees are less efficient, or newer routes require more drivers or other staff, compared to employees and routes associated with earlier periods; also whether fuel costs are higher because the price has increased or because more fuel is being consumed for newer routes relative to those operated in earlier periods. Your discussion should also encompass the revisions that will be necessary to address other comments in this letter pertaining to the incomplete costs of sales and gross profit measures.

Response to Comment No. 3

In response to the Staff’s comment No. 3, we added in amortization to cost of sales (cost of goods sold) for the periods noted in order to comply with IFRS 15. As a result, for the FYE’s prior (2017 to 2019), this resulted in gross margins of 8.3%, 10.5% and 11.3%, respectively, as we have continued to see an increase in our weekly route activity with Amazon and our efficiencies have improved with an increase in the number of  routes completed. Additionally, our margin for the period ended June 30, 2020 (4.0%) has decreased from the December 31, 2019 fiscal year mainly due in part to lower efficiencies as our driver costs have increased, as have fuel costs due to a higher price we have been paying to fill our vehicles.  We have addressed each specific period referenced in Staff Comment No. 3 in the Operating and Financial Review and Prospects section on pages 22-25 in the 20-F.

190 alexander street, suite 305, vancouver, BC, CANADA V6A 2S5
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4.
We note your response to prior comment seven indicates amortization expense was lower due to a change in your estimate of the guaranteed residual value of leased vehicles, which resulted in a C$307,072 reduction to right-of-use assets. However, your disclosures on pages 19 and 20 indicate that lower amortization was the result of adding new vehicles that require less wear and tear during the initial years. Please expand this disclosure to explain the correlation with your adjustment to right-of use assets, based on your change in estimate of the guaranteed residual value of leased vehicles, consistent with your response. As the corresponding adjustment to the lease liability represents 37% of the balance at the beginning of the period, also identify the particular assumptions involved in your estimate and explain how these have changed to yield an adjustment of such significance. In conjunction with this disclosure request, please submit for our review your analysis of the specific residual guarantee requirements and details regarding the composition of the lease liability at the end of each period, including your estimates pertaining to the residual value of the vehicles, the underlying assumptions, and explanations for changes in those assumptions. Also expand your disclosures in the financial statements to comply with paragraph 73(c) of IAS 16, regarding the useful lives of your leased vehicles, and paragraphs 59(b)(iii) and B51(b) of IFRS 16, regarding the amount of your residual value guarantees, and the extent to which you anticipate fulfilling those guarantees by returning the leased vehicles.

Response to Comment No. 4

In response to Staff Comment No. 4, we removed the previous disclosure on pages 19-20 as the amortization adjustment was the main driver.  In 2017, Company was new to the business and they did not know the number of routes and distances they would do with Amazon to start.  The Company initially amortized the vehicles assuming they would be worth significantly less when the lease expired. Based on usage during 2018 the Company was able to find comparable vehicles on the market and determined that at the end of the lease term the vehicles would still have a higher value than the Company had previously estimated.  In 2019, the company assessed the usage of the vehicles and remaining lease terms.  This resulted in an adjustment in 2019 changing the residual value of the vehicles at the end of the lease term, the adjustment resulted in a decrease to the book value of the right of use assets, which led to a decrease in amortization for the year.

The Company used www.carfax.ca to find comparable vehicles and determined what an average value would be at the end of the lease term. Based on what we found, the residual value indicated on each lease agreement was between the minimum and average sale prices found for the same vehicles. We adjusted the lease liability to reflect the higher residual value and this decreased the lease liability. The offset of the decrease to lease liability was put to right of use assets and the resulting lower value given to the right of use assets resulted in decreased amortization for the period. Supporting work sheet provided by separate attachment.

190 alexander street, suite 305, vancouver, BC, CANADA V6A 2S5
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Financial Statements, Note 2. Basis of Presentation, page F-2

5.
Your response to prior comment 13 indicates that you may consider future adjustments to your financial presentation "if necessary" to comply with paragraphs 99 through 105 of IAS 1, and paragraphs 91 through 104 of IFRS 15, to include reporting amortization of ROU assets in the measure of cost of sales, and presenting expenses by function. However, you indicate that your cost of sales and gross profit measures currently reflect only direct labor, fuel costs and repair costs. We note that the excluded amounts of amortization of the ROU assets alone would cause your reported gross profit margins to decrease approximately from 24% to 12% for 2018, from 17% to 12% for 2019, and from 10% to 4% for the subsequent six-month interim period. To comply with paragraph 97(c) and (e) of IFRS 15, your cost of sales and gross profit measures would also need to reflect allocations of costs that relate to contract activities, or which are incurred only because you have entered into a contract. This guidance provides examples, such as costs of contract management and supervision and insurance, in addition to depreciation of right-of-use assets used in fulfilling the contract. Please revise the financial statements and related discussion and analysis in the Operating and Financial Review and Prospects section of your filing to adhere to these requirements.

Response to Comment No. 5

Costs of management and supervision (e.g., – dispatchers and site managers) are already included in the cost of sales.  We made the adjustment to include amortization in the numbers in each period and expanded upon the discussion and analysis in the Operating and Financial Review and Prospects section on pages 22-25 of Amendment No. 2.

190 alexander street, suite 305, vancouver, BC, CANADA V6A 2S5
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General

6.
Although we note you un-checked the emerging growth company box on your cover page in response to prior comment 16, it appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing and discuss the exemptions and scaled disclosure requirements available to you as an emerging growth company. Please also identify those exemptions and scaled disclosures which overlap with the ones available to you as both a foreign private issuer and an emerging growth company and to clarify the extent to which you will continue to enjoy any exemptions and scaled disclosures as a result of your status as a foreign private issuer once you no longer qualify as an emerging growth company. Alternatively, please provide us with your analysis as to why you do not believe you are an emerging growth company.

Response to Comment No. 6

We have inserted on page 1 of Amendment No. 2 to the Registration Statement disclosure relating to the implications of being a foreign private issuer (“FPI”), and for added completeness, also inserted  an additional related risk factor to amendment No. 2 noting the effects of potentially losing such FPI status in the future, should that ever occur.  With respect to qualifying as an emerging growth company, as defined under the JOBS Act (“EGC”), we also note that immediately below the FPI status disclosure, we have included a statement to the effect that while we qualify as an EGC, we have determined not to avail ourselves of the scaled disclosure exemptions provided thereunder. Our statement regarding the EGC status is as follows: “Emerging Growth Company

According to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we could qualify as an emerging growth company at the time we first submitted this registration statement on Form 20-F to the SEC. Accordingly, we would be eligible to comply with reduced disclosure requirements applicable to emerging growth companies for up to five years or such earlier time that we would no longer be an emerging growth company. We would cease to be an emerging growth company if we had $1.07 billion in annual gross revenues or more, more than $700 million in market value of the common shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. These reduced disclosure requirements and exemptions would include:

•	the ability to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	to the extent that we no longer qualify as a foreign private issuer (“FPI”), reduced disclosure obligations regarding executive compensation in this registration statement; and

•
an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements for this registration statement.

However, even though we qualify as an emerging growth company, we have determined not to avail ourselves of these scaled disclosure requirements at this time and to instead comply with the foreign private issuer rules which are set forth in above.”

Additional comments/changes by us:

(i)	We have reinserted a “penny stock” risk factor into Amendment No. 2 of the Registration Statement.

(ii)
With respect to our working capital language on page 27 of Amendment No. 2, first paragraph, we have corrected the one inconsistency in this regard and have inserted the word “not” as applicable. The relevant portion of the corrected disclosure is as follows: “Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through convertible debt. We believe that our current working capital is not sufficient for our present business requirements. While we generate cash flow, it is currently not sufficient to maintain operations. As a result, we believe…” .

190 alexander street, suite 305, vancouver, BC, CANADA V6A 2S5
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If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (614) 395-7778 or Theodore J. Ghorra, Esq. of Rimon P.C. at (212-515-9979.

Very truly yours,
PARCELPAL TECHNOLOGY INC.

By:	/s/ Rich Wheeless
Name:	Rich Wheeless
Title:	Chief Executive Officer

cc:	Karina Dorin (Securities and Exchange Commission)
John Cannarella (Securities and Exchange Commission)
Karl Hiller (Securities and Exchange Commission)
Andrew Reilly (Rimon P.C.)

190 alexander street, suite 305, vancouver, BC, CANADA V6A 2S5
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